UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-held Company

Taxpayer’s ID (“CNPJ”): 90.400.888/0001-42

Company Registry (“NIRE”):  35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil") announces to the market that it received on July 27, 2015 Official Letter No. 2430/2015 - GAE 1 of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros ("Official Letter"), the full content of which is transcribed below, and respectfully provides clarification in response to such Official Letter.

I. OFFICIAL LETTER BM&FBOVESPA

“Banco Santander (Brasil) S.A.

Mr. Angel Santodomingo Martell

Investor Relations Officer

Ref.: Applicability of Right to Withdraw

Dear Sirs,

In light of the notice to the market made on July 24, 2015, we request that you inform until July 28, 2015 if the acquisition of PSA Finance Arrendamento Mercantil S.A. through subsidiaries of Santander Brasil, which is subject to fulfillment of certain conditions, will give your shareholders the right to withdraw, pursuant to article 256 of Law 6,404/76, as amended by Law 10,303/01.

If so, please state:

✓  The shareholders enrolled on which date in the Company’s books that will have the right to dissent;

✓  The reimbursement amount in R$ per share;

✓  The term and procedures that dissenting shareholders shall adopt to pronounce themselves.

✓

Please also inform the effects of the aforementioned acquisition on your business, as well as other material information.

In the file to be sent, the full content of the consultation made above shall be transcribed before your answer.

This request falls within the scope of the Cooperation Convention signed by the Brazilian Securities Commission (CVM) and BM&FBOVESPA on December 13, 2011, and failure to provide an answer may subject your company to a punitive fine imposed by the Company Relations Division – SEP of CVM, with due regard for the provisions in CVM Ruling 452/07.

Very truly yours,

Ana Lúcia Costa Pereira

Companies Follow-up Management

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros”

II. CLARIFICATIONS MADE BY SANTANDER BRASIL

In response to the Official Letter, Santander Brasil clarifies that:

(i)        the acquisition of 100% the shares of PSA Finance Arrendamento Mercantil S.A. ("PSA Finance") will be carried out through a subsidiary of Santander Brasil, Santander Leasing S.A. Arrendamento Mercantil ("Santander Leasing");

(ii)       the abovementioned acquisition does not constitute a material investment for Santander Leasing and does not fall in the cases of article 256 of Law 6,404/76, thus not triggering a right to withdraw.

São Paulo, July 28, 2015

Angel Santodomingo

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 28, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo
Angel Santodomingo Vice - President Executive Officer